March 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Current Report on Form 8-K Filed March 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by mail dated March 26, 2014 relating to the Company’s Current Report on Form 8-K (File No. 333-176694) filed with the Commission on March 7, 2014 (the ”Form 8-K”). Amendment No. 1 to the Form 8-K (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Form 8-K to update other disclosures.

Item 4.01 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

1.	Please amend your Form 8-K to state whether the decision to change auditors was recommended or approved by your board of directors. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

In response to the Staff’s comment, the Company has amended its Item 4.01 on page 1. Such revision states that the decision to change auditor was approved by the Company’s board of directors. And, we have included the updated letter from our former auditor as an exhibit 16.1.

2.	It does not appear that the entity “Kwok & Company” is registered with the Public Accounting Oversight Board (“ PCAOB”). Please advise how your independent accountant complies with the registration requirements of PCAOB.

“Kwok & Company” is registered in PCAOB under the name “Chun C. Kwok” which is the legal name of our independent accountant. PCAOB requires sole proprietor to register his firm under his legal name. At the same time, the California Board of Accountancy (CPA licensing State Board) permits sole proprietor to practice public accounting using a so-called Fictitious Business Name as long as the appropriate form is filed and approved, and a Fictitious Name Permit (FNP) is issued.  On August 21, 2013, the business name “Kwok & Company” was approved and FNP # 2585 was issued.

On February 27, 2014, our independent accountant applied to change the business name of the firm from “Kwok & Company” to “KCC & Associates”. On March 14, 2014, the name of “KCC & Associates” was approved and FNP # 2714 was issued.

Per communication with PCAOB registration Staff regarding the name of a registered firm on November 18, 2013, the Board’s position is that the use of FNP is permitted as long as proper authority is obtained.  The Staff also recommended reporting such FNP on the firm’s next Form 2 (annual report).

Based on the facts above, our independent accountant fully complies with the registration requirements of PCAOB. Also, the Company has amended its Item 4.01 and Item 9.01 accordingly.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886- 03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

Sincerely,

San Lotus Holding Inc.

/s/ Chen, Li-Hsing

Chen, Li-Hsing
Email: rayc1179@gmail.com

cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer and Director

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director